Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividends

(Dollars in Millions)

Unaudited

	Year Ended December 31,
	2012(1)		2011(1)	2010(1)	2009	2008(1)
Pre-tax income from continuing operations(2)	$548	(4)	$571	$522	$388	$511
Add: fixed charges	111		135	117	118	111

Pre-tax income before fixed charges	659		706	639	506	622
Fixed charges:
Interest expense(3)	111		135	117	118	111

Total fixed charges	111		135	117	118	111
Preferred stock dividend requirements	—		—	—	—	—

Total combined fixed charges and preferred stock dividends	$111		$135	$117	$118	$111

Ratio of earnings to fixed charges	5.94		5.23	5.46	4.29	5.60
Ratio of earnings to fixed charges and preferred stock dividends	5.94		5.23	5.46	4.29	5.60

(1)	We completed the following acquisitions in 2008, 2010, 2011 and 2012:

•	OMX, February 2008;

•	PHLX, July 2008;

•	BSX, August 2008;

•	Certain subsidiaries of Nord Pool, October 2008;

•	The assets of North American Energy Credit and Clearing Corp., March 2010;

•	A derivatives trading market through the purchase of the remaining business of Nord Pool, May 2010;

•	SMARTS, August 2010;

•	FTEN, December 2010;

•	ZVM, December 2010;

•	Glide Technologies, October 2011;

•	The business of RapiData, December 2011;

•	NOS Clearing, July 2012; and

•	The index business of Mergent, Inc., including Indxis, December 2012.

Additionally, we purchased a majority stake in IDCG in December 2008 which we sold in August 2012, a 22% equity interest in EMCF in January 2009, and a 72% ownership interest in BWise in May 2012. The financial results of these transactions are included in the computation of ratio of earnings to fixed charges beginning on the date of each acquisition or strategic initiative.

(2)	2012, 2011, 2010, 2009 and 2008 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and adjustment for noncontrolling interests.
(3)

Consists of interest expense on all debt obligations (including amortization of deferred financing costs and accretion of debt discount) and the portion of operating lease rental expense that is representative of the interest factor.

(4)	Includes costs of $44 million associated with NASDAQ OMX’s 2012 restructuring charges.